FORM 12b-25 NOTIFICATION OF LATE FILING





                                                      SEC FILE NUMBER  0-24388

                                                      CUSIP NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Check One): _X_Form 10-K  __Form 20-F  __Form 11-K __Form 10-Q  __Form N-SAR

For Period Ended: December 31, 1997
                  -----------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________

     Read Instruction (on back page) Before Preparing Form. Please or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION (Official Text)
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Full Name of Registrant:
Manhattan Bagel Co. Inc
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
246 Industrial Way West
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City, State and Zip Code

Eatontown, NJ 07724
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PART II - RULES 12b-25(b) AND (c) (OFFICIAL TEXT)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar _X_ day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE (OFFICIAL TEXT)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The report could not be filed in a timely manner due to delays in completing the registrant's audited annual financial statements because of the information filing requirements of the registrants Chapter 11 bankruptcy proceedings.

PART IV - OTHER INFORMATION (OFFICIAL TEXT)

(1)  Name and telephone number of person to contact in regard to this notification
     James J. O'Connor              732                   544-0155
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           (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).  _X_ Yes   __ No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? _X_ Yes* __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            MANHATTAN BAGEL CO. INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date 3/31/98
     -------
By s/n James J. O'Connor            *The Company expects to report a substantial
   ---------------------             loss for the period beyond  the $14,009,419
   James J. O'Connor                 loss reported  for the  nine  months  ended
   Chief Financial Officer           September 30, 1997, which  compares to  the
                                     net  loss of  $7,480,662 reported  for  the
                                     year ended December 31, 1996. The increased
                                     losses   were  the  result  of  operations,
                                     financing and investing activities.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                       GENERAL INSTRUCTION (Official Text)

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). (AMENDED BY SEC ACT REL NO 7122, EXCH ACT REL NO 35113, EFF. 1/30/95).